BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

November 15, 2005

Item 3	Press Release

Date of Issuance: November 15, 2005
Place of Issuance: Vancouver, British Columbia

The news release was distributed through CCN Matthews, Stockwatch and Market News.

Item 4	Summary of Material Change

The Company’s joint venture partner advises of drilling results on the New Pass property, Nevada.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and Director
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 15th day of November, 2005.

“Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com E-Mail: info@whiteknightres.com

New Pass Project Phase I Drilling Returns Significant Results

White Knight Resources Ltd. (TSXV – WKR)
Vancouver, British Columbia
November 15, 2005

White Knight Resources Ltd. (the “Company”) has been informed by its joint venture partner, Bonaventure Enterprises Inc., that it has received assay results for all 28 Phase I drill holes at the Company’s New Pass project located in central Nevada, approximately 27 miles (43 km) west of Austin. A total of 9,140 feet of RC drilling was conducted. Complete drilling results using a 0.010 oz/ton (0.311 g/t) gold cut-off are shown in the table below. Gold equivalent grades using silver values are calculated as silver is generally partially recovered in the heap leach process.

NEW PASS PHASE 1 DRILL RESULTS
SECTION (Feet)	HOLE #	TotalDepth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Values (Oz/ton)	Silver Values (Oz/ton)	Gold Equivalent (Oz/ton) (60/1 Ag:Au ratio)	Gold Equivalent (G/ton)
700N	NP-0506	500	325 405	350 445	25 40	0.035 0.022	0.11 0.20	0.037 0.025	1.151 0.778
	NP-0507	400	215 290	285 315	70 25	0.014 0.020	0.66 0.89	0.025 0.035	0.778 1.089
	NP-0508	300	140 180	165 230	25 50	0.015 0.039	0.23 0.42	0.019 0.046	0.591 1.431
900N	NP-0510	440	280	390	110	0.025	0.65	0.036	1.120
	NP-0512	300 Including	185 215 230	200 275 235	15 60 5	0.025 0.046 0.203	0.18 0.17 0.50	0.028 0.049 0.211	0.871 1.524 6.563
	NP-0504	250	105	175	70	0.028	0.23	0.032	0.995
1000N	NP-0515	400	320	365	45	0.025	0.34	0.030	0.933
	NP-0519	300	165	235	70	0.022	0.15	0.024	0.746
	NP-0518	200	35	120	85	0.015	0.19	0.018	0.560
1100N	NP-0517	250	165	230	65	0.015	0.23	0.019	0.591
	NP-0520	200 Including	40 105 135	70 180 145	30 75 10	0.012 0.057 0.307	0.37 0.20 0.39	0.019 0.060 0.314	0.591 1.866 9.766
1200N	NP-0514	400	365	400	35	0.021	0.23	0.025	0.778
1500N	NP-0513	320	265	320	55	0.011	0.08	0.013	0.404
	NP-0523	350	180	275	95	0.014	0.15	0.016	0.498
	NP-0501	240	40 80	55 110	15 30	0.010 0.023	0.13 0.23	0.012 0.027	0.373 0.840
1700N	NP-0511	335	Hole	Lost		NSV	NSV	NSV	NSV
	NP-0524	350	180 210 240	195 225 275	15 15 35	0.013 0.013 0.019	0.12 0.07 0.25	0.015 0.014 0.023	0.467 0.435 0.715
	NP-0521	300	85	210	125	0.016	0.25	0.020	0.622
1800N	NP-0522	285	Hole	Lost		NSV	NSV	NSV	NSV
	NP-0526	350	205 270	225 315	20 45	0.056 0.029	0.13 0.18	0.058 0.032	1.804 0.995
	NP-0525	250 Including	10 90 100 145 220	20 120 110 185 230	10 30 10 40 10	0.014 0.095 0.183 0.012 0.024	0.09 0.38 0.63 0.14 0.18	0.015 0.101 0.193 0.014 0.027	0.467 3.141 6.003 0.435 0.840
2000N	NP-0516	500 Including	315 315	450 320	135 5	0.022 0.183	0.22 0.30	0.026 0.188	0.809 5.847
	NP-0509	300	130 280	175 295	45 15	0.017 0.046	0.19 1.35	0.021 0.068	0.653 2.115
3000N	NP-0527	400				NSV	NSV	NSV	NSV
3200N	NP-0528	440 Including	315 320 380	350 330 390	35 10 10	0.076 0.191 0.013	0.17 0.36 0.03	0.079 0.197 0.014	2.457 6.127 0.435

NEW PASS PHASE 1 DRILL RESULTS CONT'D
SECTION (Feet)	HOLE #	TotalDepth (Feet)	From (Feet)	To (Feet)	Interval (Feet)	Gold Values (Oz/ton)	Silver Values (Oz/ton)	Gold Equivalent (Oz/ton) (60/1 Ag:Au ratio)	Gold Equivalent (G/ton)
3400N	NP-0503	200	110 140	130 185	20 45	0.047 0.023	0.03 0.12	0.048 0.025	1.493 0.778
3500N	NP-0502	280	70 170 265	125 180 275	55 10 10	0.015 0.014 0.014	0.05 0.22 0.01	0.016 0.017 0.014	0.498 0.529 0.435
Note: Intervals are true thickness except -65 degree holes that are 80% true thickness; NSV = no significant values.

Bonaventure’s drilling program has confirmed previous drilling results in the area of the historic resource and identified potential shallow extensions 200 to 350 feet to the east. The historic resource occurs between sections 700N and 2000N. More importantly, scattered drill holes from section 2100N to section 3500N have intersected 55 to 75 feet thick zones of mineralization indicating the potential for a major expansion of the resource to the north. In addition, north-northwest trending high-angle faults have been identified that may be feeder structures for the deposit and that are separate targets. Results for one of these structures include 10 feet averaging 0.307 oz/ton (9.549 g/t) gold and 0.39 oz/ton (12.130 g/t) silver.

In 1989, Westmont Gold Inc. estimated an historic indicated resource on the property of 3,371,000 tons grading an average of 0.042 oz/ton (1.306 g/t) using a 0.02 oz/ton (0.622 g/t) cut-off (142,000 ounces of gold). This historical resource estimate was completed prior to implementation of NI 43-101 and has not been re-defined to conform to CIM approved standards as defined by NI 43-101. This resource estimate has been obtained from sources believed to be reliable and is relevant. The Company is not treating this historical estimate as a NI 43-101 defined resource or reserve verified by a Qualified Person. Until such time as the Company is able to verify and classify this historic resource according to CIM standards, it should not be relied upon.

Approximately 65% of the historic resource is oxidized and initial metallurgy by Westmont indicates metal recoveries of 75% to 77% using heap leaching. More testing is needed, but work to date indicates the oxide mineralization is amenable to open pit mining and heap leaching. This low cost mining technique is being used at most of the open pit gold-silver mines in Nevada. The average grade of 43 heap leachable deposits in Nevada is 0.035 oz/ton (1.089 g/t) gold.

A Phase II drilling program is currently being planned by Bonaventure with a primary goal of outlining the extent of gold-silver mineralization in the northern portion of the drilling grid. Drilling is expected to resume in the Spring of 2006. In the meantime, an independent contractor will be hired by Bonaventure to conduct a resource estimate from the current drilling. Additional metallurgical testing is also planned during the Phase II exploration program.

Qualified Person – These results have been prepared under the guidance of geologist Richard Kern, Vice-President Exploration of Bonaventure, who is designated as the Qualified Person with the ability and authority to verify the authenticity and validity of this data.

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet. Bonaventure has an option to earn an initial 50% interest in the New Pass property by incurring expenditures, issuing shares and making cash payments over a 4-year period. Bonaventure can elect to earn an additional 10% interest by financing a feasibility study.

On behalf of the Board of Directors,

“John M. Leask”
John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.